 **The Shift Film**
August 18 · 🌐

It was just two years ago the first church audience got a look at The Shift, and hundreds of thousands of people have seen it since. We've come a long, long way. Join us later today at 5:30pm PT for a special livestream to find out what's next.





The Shift Film
August 18, 2019 · 🌐

We had the privilege of screening The Shift at CrossCity Fresno last night and the response was INCREDIBLE. We were a bit nervous, to be honest, because the film is so different from a typical faith-based movie, but to say it was warmly received is an understatement. We were blown away.

Much, much more to share from this screening soon.

#theSHIFT #faith #Film #movie

VidAngel
Stellar Lense Productions



theshiftfilm   We had a mini Shift short film reunion yesterday!

We're putting together an animatic (lightly animated storyboard) to give ourselves and investors a better idea of what the live action feature film will be like, and that requires all new scenes. Who better to perform them than our original troupe?

Returning were @tharpegregory as Kevin and @traviscluff as Satan. @eheasley8 , who played Molly in the short, returned as well, but in a few different roles (one of which required a lot screaming!). And joining us for the first time was @reaseetzler , filling in for Tina Simonian (who was not able to join us) as Tina. Even Writer/Director @brockheasley and Producer @orlandojgomez joined in for a little voice acting fun.

It was incredible to watch Greg and Travis slid right back into their parts as though no time had passed at all. (In Travis's case, it was just a LITTLE scary...)

Rease had the tricky job of taking over a part originated by someone else, but she absolutely NAILED it. She's gonna break your heart.

Erin made fun of Brock constantly throughout the process.

   

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AUGUST 27

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heart.

Erin made fun of Brock constantly throughout the process, undercutting all his ego's efforts to enlarge. But, he made her say the line "I'm good, baby," so fair is fair.

Hey! Did you know we are currently gauging interest in a third round of crowdfunding? Let us know if you're interested and get on our list of the first to know if we open investment back up by heading over to the link in our bio.

Legal makes us say this part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

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#theSHIFT #Film #movie #shortfilm #animatic #acting #voiceacting #fresno #storyboard #angelstudios #stellarlenseproductions #scifi #sciencefiction #thriller #drama #christian #faithbased #faith #crowdfunding #investment #filmmaking

8w

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AUGUST 27

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a film by BROCK HEASLEY
theSHIFT
"I AM AGNOSTIC.
BUT I DO FEEL A PULL.
GOOD SHOW. GETS
US THINKING."
NOW GAUGING INTEREST AT:
angel.com/theshift